May 28, 2026

Brad Jacobs
Chief Executive Officer
QXO, Inc.
Five American Lane
Greenwich, CT 06831

        Re: QXO, Inc.
            Registration Statement on Form S-4
            Filed May 18, 2026
            File No. 333-295973
Dear Brad Jacobs:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    David S. Huntington